Exhibit 2.1

AMENDMENT TO PROMISSORY NOTE

This Amendment (the “Amendment”) to that certain Promissory Note, dated as of April 23, 2021 (the “Note”) by and among Kairous Acquisition Corp. Limited, a Cayman Islands company (the “Company”), and Kairous Asia Limited, the Company’s sponsor the “Sponsor”), is made and entered into effective as of May 10, 2023 by the Company and the Sponsor.

RECITALS

WHEREAS, the Company and the Sponsor agreed to increase the maximum principal amount of the Note from US $200,000 to US $1,000,000 on May 12, 2021;

WHEREAS, on December 10, 2021, the Sponsor agreed to provide an extension to the maturity date of the Note. The Working Capital Note is non-interest bearing and payable on the earlier of (i) July 30, 2023 or (ii) the date on which the Company consummates of the initial business combination;

WHEREAS, the Company and the Sponsor desire and have agreed to amend the terms of the Note as set forth below;

WHEREAS, any amendment to the Note may be made with, and only with, the written consent of the Company and the Sponsor; and

WHEREAS, all capitalized terms not defined in this Amendment will have the meanings given to them in the Note.

NOW, THEREFORE, in consideration of these premises and the mutual covenants, terms and conditions set forth herein, all of the parties hereto mutually agree as follows:

AGREEMENT

1. Amendment to Note. The Section 1 of the Note is hereby amended and restated in its entirety to read as follows:

“Principal and Conversion Rights. The entire unpaid principal balance of this Note shall be payable on the earlier of: (i) July 30, 2023 or (ii) the date on which the Company consummates the initial business combination by conversion as described below concurrently with the closing of an initial business combination (a “Business Combination”) with a target business (as described in the Maker’s initial public offering prospectus dated December 13, 2021). The principal balance may be prepaid at any time. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

The Payee and the Maker shall cause this Note to be converted into ordinary shares (the “Shares”) of the Maker concurrently with the closing of a Business Combination. The number of Shares to be received by the Payee in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such Payee as of the time of conversion by (y) $10.10.”

2. No Other Amendments. Wherever necessary, all other terms of the Note are hereby amended to be consistent with the terms of this Amendment. Except as specifically set forth herein, the Note shall remain in full force and effect.

3. Counterparts; Facsimile. This Amendment may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument. Executed signatures transmitted via facsimile or PDF will be accepted and considered duly executed.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

COMPANY:

KAIROUS ACQUISITION CORP. LIMITED

By:	/s/ Joseph Lee Moh Hon
Name:	Joseph Lee Moh Hon
Title:	Chief Executive Officer

SPONSOR:

KAIROUS ASIA LIMITED

By:	/s/ Joseph Lee Moh Hon
Name:	Joseph Lee Moh Hon
Title:	Director